UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act Of 1934

FOR THE MONTH OF AUGUST 2010

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INCORPORATION BY REFERENCE

This 6-K Report is hereby incorporated by reference into (1) the registration statement of Xinyuan Real Estate Co., Ltd. (the “Company”) on Form F-3 (Registration Number 333-160518) and into the prospectus related thereto, (2) the registration statement of the Company on Form F-3 (Registration Number 333-166389) and into the prospectus related thereto, (3) the registration statement of the Company on Form S-8 (Registration Number 333-152637), and (4) any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this 6-K Report shall be deemed a part of each such document from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.

By:	/S/ THOMAS GURNEE
Name:	Thomas Gurnee
Title:	Chief Financial Officer

Date: August 11, 2010

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release of the Company, dated August 10, 2010, announcing second quarter results

Exhibit 99.1

XINYUAN REAL ESTATE CO., LTD. ANNOUNCES SECOND QUARTER

2010 FINANCIAL RESULTS

BEIJING, China, August 10, 2010 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced its unaudited financial results for the second quarter of 2010.

Highlights for the Second Quarter 2010

•	Total second quarter revenues were US$94.5 million, a 3% increase over US$91.8 million reported in the same period of 2009 and a sequential decrease of 15% from the first quarter of 2010.

•	Contract sales totaled US$97.0 million, a 3% decrease from US$100.5 million recorded in the second quarter of 2009, and a 32% decrease from the first quarter of 2010.

•	Total gross floor area (“GFA”) sales were 86,200 square meters, a 33% decrease from 128,000 square meters sold in the same period of 2009 and 32% below GFA sales in the first quarter of 2010.

•

In the second quarter of 2010 the Company successfully launched presales activity on two new projects: Chengdu Splendid II and Modern City in Zhengzhou (formerly referred to as the “Alcohol” or “Longhai Road” project).

•	Selling, General, and Administrative (“SG&A”) expenses as a percent of total revenue increased to 8.9% compared to 8.1% in the second quarter of 2009 and 7.1% in the first quarter of 2010.

•	Net income was US$9.6 million, a US$5.7 million increase over US$3.9 million reported in the second quarter of 2009 and US$2.3 million below the first quarter of 2010.

•

Diluted net income per share attributable to ordinary shareholders was US$0.06, equivalent to US$0.12 per American Depositary Share (“ADS”), compared to diluted net income per share of US$0.02, equivalent to US$0.04 per ADS in the second quarter of 2009 and US$0.07, equivalent to US$0.14 per ADS in the first quarter of 2010.

•

Cash and cash equivalents, including restricted cash, decreased by US$69.0 million to US$222.7 million as of June 30, 2010 from US$291.7 million as of March 31, 2010 as the Company made US$138.1 million land use rights payments and US$105.0 million debt retirements in the second quarter of 2010.

“The second quarter of 2010 was challenging for us. Like all residential developers in China, we were sharply impacted by the government’s April 17th policy announcement on residential mortgage lending. Both revenue and GFA declined sequentially while the overall ASP stayed firm though we offered cheaper product mix in Chengdu projects which accounted for more than 20% of our total revenue in the quarter. The implementation of the new policies was inconsistent district by district. In Kunshan, where we have our previously highest selling project, mortgage lending was fully suspended for two months, thus no sales were recorded until the second half of June. In Zhengzhou, on the other hand, the policies were interpreted and implemented quickly and project sales rates were virtually unaffected. While we are seeing sales gradually come back in July for three major active projects in Kunshan, Suzhou and Chengdu, we are currently focusing on execution of 7 new projects in Zhengzhou (4 parcels), Chengdu, Jinan and Xuzhou. Among them, Chengdu Splendid II and Zhengzhou Modern City began presales in the second quarter as planned.

We repaid US$75 million of floating rate notes and US$30 million of convertible bond obligations in the quarter while simultaneously raising US$40 million in new notes. In addition, we made final land use rights payments such that our land bank is fully paid for. We remain excited about our prospects for the future with a diversified project pipeline, a strong financial position and controlled operating expenses. We continue to focus on affordable developments targeting homeowners in Tier II and Tier III cities based on the solid demand from urbanization and migration patterns in China. Xinyuan is well-positioned for growth over the long term.” said Mr. Yong Zhang, Xinyuan’s Chairman and Chief Executive Officer.

Financial Results for the Second Quarter

For the quarter ended June 30, 2010 the Company’s total revenue using the percentage of completion method was US$94.5 million compared to US$91.8 million in the quarter ended June 30, 2009. Revenue declined sequentially from US$110.7 million in the quarter ended March 31, 2010.

The Company’s GFA sales were 86,200 square meters in the second quarter of 2010 compared to 128,000 square meters in the second quarter of 2009 and 126,900 in the first quarter of 2010.

Contract sales totaled US$97.0 million in the second quarter of 2010 compared to US$100.5 million in the second quarter of 2009 and US$143.4 million in the first quarter of 2010. The average selling price per square meter was RMB7,683 (US$1,126) in the second quarter of 2010, an increase of 43.8% compared to RMB5,343(US$782) in the second quarter of 2009 and approximately flat compared to RMB7,713 (US$1,130) in the first quarter of 2010.

Breakdown of GFA Sales and ASP’s by Active Project

	Q2 2009		Q1 2010		Q2 2010		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Chengdu Splendid I	24.3	4,296	30.4	5,743	4.6	5,699	61.8
Chengdu Splendid II					18.2	6,053	201.3
Zhengzhou Colorful Garden	32.5	5,674	10.0	7,996	11.4	8,130	25.8
Zhengzhou Modern City					22.0	7,167	233.2
Kunshan Intl City Garden	36.0	4,864	76.9	8,011	24.0	8,446	169.6
Suzhou Intl City Garden	8.3	7,515	8.2	11,153	5.6	11,340	122.0
Others	27.4	5,846	1.4	11,992	0.4	19,584	3.7

Total	128.5	5,343	126.9	7,713	86.2	7,683	817.4

Gross Profit

Gross profit for the second quarter of 2010 was US$20.2 million, or 21.3% of revenue, compared to US$15.5 million, or 16.8% of revenue, in the second quarter of 2009 and US$24.7 million, or 22.3% of revenue, in the first quarter of 2010.

The Company revised total project cost and sales estimates for certain projects resulting in US$1.5 million of cumulative gross profit being recognized in the second quarter of 2010 under the percentage of completion method. In the first quarter of 2010 a similar revision had a US$3.4 million favorable impact on gross profit. The second quarter impact was primarily driven by two projects: Henan Colorful Garden and Chengdu Splendid I. Henan Colorful Garden, a project 82% sold and 99% complete, recognized both lower project costs and higher sustained ASP’s. Offsetting this was Chengdu Splendid I which experienced lower than projected ASP’s on a newly marketed building of small, commercially zoned apartments with 40 years land use rights, lower than residential zoned land use rights of 70 years. At the end of the second quarter of 2010, Chengdu Splendid I was 72% sold and 82% complete.

Selling, General, and Administrative Expenses

SG&A expenses were US$8.4 million for the second quarter of 2010 compared to US$7.5 million for the second quarter of 2009 and US$7.9 million for the first quarter of 2010. As a percentage of total revenue, SG&A expenses were 8.9% compared to 8.1% in the second quarter of 2009 and 7.1% in the first quarter of 2010. The Company incurred over US$1.0 million in legal, consulting, and accounting fees in the second quarter of 2010, the majority of which related to a cancelled secondary offering and the April 2010 retirement of floating rate notes and convertible bonds.

Net Income

Net income for the second quarter of 2010 was US$9.6 million compared to US$3.9 million for the same period in 2009 and US$11.9 million in the first quarter of 2010. Diluted earnings per share for the second quarter of 2010 was US$0.06, equivalent to US$0.12 per ADS compared to a profit of US$0.02 per share, equivalent to US$0.04 per ADS for the same period in 2009, and US$0.07, equivalent to US$0.14 per ADS in the first quarter of 2010.

Balance Sheet

As of June 30, 2010, the Company reported US$222.7 million in cash and cash equivalents (including restricted cash) compared to US$291.7 million as of March 31, 2010. Total debt outstanding was US$327.2 million, an increase of US$30.4 million compared to US$296.8 million at the end of the first quarter of 2010. Final payments for land use rights and related taxes on the Jinan Splendid project totaled US$138.1 million in the second quarter of 2010. Real estate property under development was US$635.9 million at second quarter end compared to US$655.4 million at the end of the first quarter of 2010.

Update on Share Transfer of Jiantou Xinyuan Joint Venture

On September 30, 2009, the Company announced that its wholly owned subsidiary, Henan Xinyuan Real Estate Co., Ltd. (“Xinyuan China”), signed an agreement to acquire the remaining 55% equity interest in Jiantou Xinyuan it does not already own, making Xinyuan China the sole owner of Jiantou Xinyuan. On June 8, 2010 the Company announced that it was not in its best interests to purchase the 55% of Jiantou Xinyuan and that it would not bid in the auction process and the auction process was cancelled. Since that time Jiantou Xinyuan with the assistance of Xinyuan China has received an official Land Value Added Tax notification from district tax authorities that addressed a key uncertainty from the transaction. Thus, the Company and its partner, Jiantou Xinyuan, have initiated an application for a new auction process. The government-mandated auction process is currently underway once again. As of June 30, 2010, Jiantou Xinyuan had one active project with approximately 16,500 square meters unsold GFA and one project under planning with a GFA of approximately 198,600 square meters.

Project Status

Below is a summary table of projects that were active in 2010.

	GFA		Contract Sales			Project Cost % Complete
	(m2 000’s)		(US$ millions)
Project	Total Project	Sold to date	Total Project	Sales to date	% Sold
Chengdu Splendid I	231.0	169.2	172.1	124.5	72.3%	81.6%

Chengdu Splendid II	219.5	18.2	206.8	16.1	7.8%	52.4%

Zhengzhou Colorful Garden	192.0	166.2	186.8	153.5	82.2%	98.8%

Zhengzhou Modern City	255.1	22.0	285.2	23.0	8.1%	41.4%

Kunshan Intl City Garden	497.0	327.4	526.0	325.2	61.8%	67.3%

Suzhou Intl City Garden	205.6	83.6	293.6	106.5	36.3%	80.2%

Others remaining GFA	3.8	—	—	—	—	—

Total active projects	1,604.0	786.6	1,670.5	748.8	44.8%	69.7%

As of June 30, 2010, the Company’s total sellable GFA was approximately 1,823,600 square meters including active projects and pre-revenue stage projects but excluding Jiantou Xinyuan’s land projects GFA of 221,300 square meters. Below is a summary of all projects at Xinyuan that are in the planning stage:

	Unsold GFA (m2 000)	First Pre sales Scheduled

Zhengzhou Royal Palace	134.2	November 2010
Zhengzhou Century East A	77.8	Q1 2011
Zhengzhou Century East B	174.1	Q1 2011
Jinan Splendid	527.0	November 2010
Xuzhou Colorful Garden	93.1	August 2010

Total Xinyuan projects in planning	1,006.2

Total active projects	817.4
Total Xinyuan projects	1,823.6

2010 Outlook

“While our second quarter results got off to a strong start in April, the government policies issued in mid-April resulted in a significant reduction in sales at many of our projects in May and June. While sales trends have improved modestly in late June and July, we are expecting that our third quarter results will generally be in line with our second quarter performance. However, we are anticipating trends to strengthen in the fourth quarter for several reasons. First, we will have another three new projects which will begin presales in the third and the fourth quarter, in addition to the two projects (Chengdu Splendid II and Zhengzhou Modern City) which began pre-sales in the second quarter and should add to our fourth quarter performance. We are focused on execution of construction milestones and acquisition of permits on these projects so that they will have a significant sales contribution in the third and fourth quarter 2010 and beyond. Second, we anticipate that, notwithstanding any potential future new government policies, buyers will gradually learn to cope with the April government policies, allowing sales to resume a moderate growth pattern by the fourth quarter. More importantly, we believe we are also very well positioned as we move into 2011, as we expect to have average 10 active projects next year, which are expected to result in a significant improvement in our sales and profit performance. With our land bank fully paid for, Xinyuan has a solid financial position with a strong pipeline for growth as we move into the fourth quarter and beyond,” commented Mr. Zhang.

After a transition second quarter, third quarter 2010 GFA sales are expected to fall to approximately 80,000 square meters as the full quarter impact of new policies is only partially offset by a continuation of a slow recovery in Kunshan and Suzhou and by the contribution of new Zhengzhou Modern City and Xuzhou projects. Third quarter contract sales are expected to reach US$80 million to US$85 million while revenue under the percentage of completion method should total US$95 million to US$100 million. Net income is expected to fall in the range of US$9 million to US$11 million.

Full year GFA sales are expected to be approximately 420,000 to 430,000 square meters while full year contract sales are expected to range from US$460 million to US$470 million, both impacted favorably by fourth quarter pre-sales on the Jinan Splendid and Zhengzhou Royal Palace projects and continued contributions from Zhengzhou Modern City and Xuzhou Colorful Garden. Revenue under the percentage of completion method will likely range between US$425 million and US$435 million while net income is expected to range from US$43 million to US$47 million.

Percentage of Completion Accounting

Most of Xinyuan’s projects recognize revenue under the percentage of completion method. This requires the Company to re-evaluate its estimates of future revenues and costs on a quarterly basis project by project.

Cumulative revenue=Cumulative contract sales proceeds x Cumulative incurred cost

Total estimated project cost

Cumulative cost of sales= Cumulative contract sales x Cumulative incurred cost

Total estimated project contract sales

Whenever Xinyuan makes changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profits previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that the Company will have to sell units at a price less than its costs to develop them, it must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects the Company must also determine whether an impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the basis after recognizing the effect of future losses. In the year ended 2009 and in each subsequent quarter, there were no unprofitable projects that were subject to recognition of total project gross loss and impairment reviews. Except as discussed above related to Henan Colorful Garden and Chengdu Splendid I projects, there were no material changes in estimates in the second quarter of 2010.

Conference Call Information

Xinyuan’s management will host an earnings conference call on August 10, 2010 at 8:00 a.m. U.S. Eastern Time. Listeners may access the call by dialing 1-719-325-4771. A webcast will also be available through the Company’s investor relations website at http://www.xyre.com . Listeners may access the replay by dialing 1-719-457-0820, access code: 1353214.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 44.7 million people in seven strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: we may be unable to acquire desired development sales at commercially reasonable costs; PRC economic, political and social conditions as well as government policies can affect our business; our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2009. All information provided in this press release is as of August 10, 2010. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Director of Investor Relations

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

In the United States:

Mr. Bill Zima

ICR, Inc.

Tel: +1 (203) 682-8200

Email: Bill.zima@icrinc.com

Ms. Kate Messmer

ICR, Inc.

Tel: +1 (203) 682-8338

Email: kate.messmer@icrinc.com

(Financial Tables on Following Pages)

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	June 30, 2010	March 31, 2010	June 30, 2009
	(unaudited)	(unaudited)	(unaudited)

Revenue	94,454	110,744	91,767

Cost of revenue	(74,298)	(86,032)	(76,316)

Gross profit	20,156	24,712	15,451

Selling expenses	(2,535)	(2,390)	(2,377)
General and administrative expenses	(5,885)	(5,520)	(5,079)

Operating income	11,736	16,802	7,995

Interest income	554	650	499
Share of income in an equity investee	77	562	2,491
Exchange gains	29	20	42
Change in fair value of warrant liabilities	842	—	(1,613)

Income from operations before income taxes	13,238	18,034	9,414

Income taxes	(3,620)	(6,134)	(5,538)

Net income	9,618	11,900	3,876

Earnings per share:

Basic	0.06	0.08	0.03
Diluted	0.06	0.07	0.02

Shares used in computation:

Basic	152,087	151,512	151,146
Diluted	152,129	161,207	160,754

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Six months ended
	June 30, 2010	June 30, 2009
	(unaudited)	(unaudited)

Revenue	205,198	131,706

Cost of revenue	(160,330)	(109,778)

Gross profit	44,868	21,928

Selling expenses	(4,925)	(3,108)
General and administrative expenses	(11,405)	(9,005)

Operating income	28,538	9,815

Interest income	1,204	798
Share of income in an equity investee	639	3,522
Exchange gains	49	28
Change in fair value of warrant liabilities	842	(1,858)

Income from operations before income taxes	31,272	12,305

Income taxes	(9,754)	(7,303)

Net income	21,518	5,002

Earnings per share:
Basic	0.14	0.03
Diluted	0.14	0.03

Shares used in computation:
Basic	151,803	151,099
Diluted	157,487	160,701

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30, 2010	December 31, 2009
	(unaudited)	(audited)

ASSETS
Current assets
Cash and cash equivalents	166,607	157,800

Restricted cash	56,088	40,240

Accounts receivable	3,806	9,216
Other receivables	35,483	32,036
Other deposits and prepayments	41,781	25,322
Advances to suppliers	5,304	20,425
Real estate property development completed	8,175	1,307
Real estate property under development	635,858	560,591
Other current assets	1,482	2,420

Total current assets	954,584	849,357

Real estate properties held for lease, net	15,868	17,277
Property and equipment, net	5,763	4,703
Other long-term investment	242	242
Interests in an equity investee	1,566	868
Deferred tax asset	3,544	4,593
Other assets	4,398	4,743

TOTAL ASSETS	985,965	881,783

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30, 2010	December 31, 2009
	(unaudited)	(audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	101,175	97,115
Short-term bank loans	107,497	94,662
Customer deposits	12,205	10,852
Income tax payable	7,316	11,224
Deferred tax liabilities	19,243	13,185
Other payables and accrued liabilities	28,863	33,507
Payroll and welfare payable	2,515	4,316
Current portion of long-term debt	—	104,239

Total current liabilities	278,814	369,100

Non-Current Liabilities
Long-term bank loans	181,151	53,015
Unrecognized tax benefits	12,827	12,757
Other long-term debt	38,522	—

TOTAL LIABILITIES	511,314	434,872

Shareholders’ equity
Common Shares	15	15
Additional paid-in capital	506,712	503,021
Accumulated deficit	(56,511)	(80,560)
Statutory reserves	24,435	24,435

TOTAL SHAREHOLDERS’ EQUITY	474,651	446,911

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	985,965	881,783